 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(04 November 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 04 November 2016 re: USD Notes Tender Offer Results

4 November 2016
LLOYDS BANK PLC - RESULTS OF ANY AND ALL TENDER OFFER
Lloyds Bank plc ("Lloyds Bank" or the "Offeror") is today announcing the final results of its previously announced cash tender offer for any and all of certain series of outstanding U.S. dollar denominated notes (the "Any and All Notes") issued by Lloyds Bank plc and guaranteed by Lloyds Banking Group plc (the "Any and All Tender Offer"). The Any and All Tender Offer was made on the terms and subject to the conditions set out in the Offer to Purchase dated 27 October 2016 (the "Offer to Purchase") and the related notice of guaranteed delivery.

Capitalised terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $3,296,365,000 in aggregate principal amount of the Any and All Notes listed in the table below were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on 3 November 2016 (the "Any and All Expiration Deadline"), as more fully set forth below. The Offeror has accepted all Any and All Notes that were validly tendered and not validly withdrawn prior to the Any and All Expiration Deadline. The Any and All Settlement Date is expected to be 8 November 2016. In addition, $18,907,000 in aggregate principal amount of the Any and All Notes were tendered using the guaranteed delivery procedures.

The table below sets forth, among other things, the principal amount of each series of Any and All Notes validly tendered and not validly withdrawn at or prior to the Any and All Expiration Deadline:

Any and All Notes	ISIN/CUSIP	Principal Amount Outstanding	Aggregate Principal Amount Tendered(1)	Aggregate Principal Amount Tendered Using Guaranteed Delivery Procedures	Any and All Consideration(2)
1.750% Senior Notes due 2018 (Series 1)	US53944VAC37 53944VAC3	$1,000,000,000	$682,820,000	$2,825,000	$1,004.38
1.750% Senior Notes due 2018 (Series 2)	US53944VAG41 53944VAG4	$1,250,000,000	$812,018,000	$320,000	$1,004.90
2.350% Senior Notes due 2019 (Series 3)	US53944VAB53 53944VAB5	$1,000,000,000	$533,848,000	N/A	$1,018.82
2.400% Senior Notes due 2020 (Series 4)	US53944VAE92 53944VAE9	$1,000,000,000	$532,901,000	$200,000	$1,020.21
3.500% Senior Notes due 2025 (Series 5)	US53944VAH24 53944VAH2	$1,250,000,000	$734,778,000	$15,562,000	$1,067.41

       (1)    Excluding principal amounts of Any and All Notes tendered using guaranteed delivery procedures.
       (2)    Per $1,000 in principal amount of Any and All Notes accepted for purchase.

FURTHER INFORMATION

Lucid Issuer Services Limited acted as tender agent for the Any and All Tender Offer. Lloyds Bank plc acted as Global Co-Ordinator and Joint Dealer Manager, and BNP Paribas Securities Corp., Deutsche Bank Securities Inc. and UBS Limited acted as Joint Dealer Managers for the Any and All Tender Offer. Questions regarding the Any and All Tender Offer should be directed to Lloyds Bank plc at +1 (855) 400-6511 (U.S. Toll-Free), +1 (212) 827-3105 (U.S. Collect) or +44 (0) 20 7158 2720 (Europe); BNP Paribas Securities Corp. at +1 (888) 210-4358 (U.S. Toll-Free), +1 (212) 841-3059 (U.S. Collect) or +44 (0) 20 7595 8668 (Europe); Deutsche Bank Securities at +1 (866) 627-0391 (U.S. Toll-Free), +1 (212) 250-2955 (U.S. Collect) or +44 (0) 20 7545 8011 and UBS Limited at +1 (888) 719-4210 (U.S. Toll-Free), +1 (203) 719-4210 (U.S. Collect) or +44 (0) 20 7568 2133 (Europe).

CONCURRENT NON-U.S. OFFER

On 27 October 2016, the Offeror also launched an exchange offer (the "Non-U.S. Offer") in respect of certain of Lloyds Bank's outstanding euro-denominated debt securities. This announcement does not relate to the Non-U.S. Offer.

Investor Relations
Andrew Downey                                 Email: andrew.downey@finance.lloydsbanking.com
Director, Investor Relations              Telephone: +44 (0) 20 7356 2334

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 04 November 2016